S O N F I E L D  &  S O N F I E L D
A Professional Corporation

LEON SONFIELD (1865-1934) GEORGE M. SONFIELD (1899-1967) ROBERT L. SONFIELD (1893-1972) ____________________ FRANKLIN D. ROOSEVELT, JR. (1914-1988)	ATTORNEYS AT LAW 770 SOUTH POST OAK LANE HOUSTON, TEXAS 77056-6666 WWW.SONFIELD.COM Telecopier (713) 877-1547 ____ Telephone (713) 877-8333	ROBERT L. SONFIELD, JR. Managing Director robert@sonfield.com Erin Wilson Legal Assistant erin@sonfield.com

July 21, 2008

Mr. John W. Madison
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street N.E.
Mail Stop 7010
Washington DC 20549-3720

RE:	Deep Down, Inc. Preliminary Information Statement on Schedule 14C Filed June 16, 2008 File No. 0-30351 Form 10-KSB/A Filed May 1, 2008 File No. 0-30351 Form 10-Q Filed May 16, 2008 File No. 0-30351

Dear Mr. Madison:

This letter is in response to your comments about the caption filings dated July 11, 2008.  We will address each of your comments in the order presented and, for your convenience; we will restate each of your comments before our response.

In addition to filing with EDGAR the amended preliminary 14C, the amended 10-KSB/A and amended 10-Q and this letter as correspondence with EDGAR, we will overnight to you three (3) copies of each with the changes in the amended filings marked.

Form 10-KSB/A filed May 1, 2008 and Form 10-Q filed May 16, 2008

1.
We note that in both your annual report for the fiscal year ended in December 31, 2007 and your quarterly report for the quarter ended March 31, 2008, you disclosed that your disclosure controls and procedures were not effective. Please amend your filings to include a discussion of why your disclosure controls and procedures were not effective. Disclose in greater detail the nature of the material weakness identified in your disclosure. Although, in your discussion of internal controls over financial reporting, you disclose in the Form 10-K that you “did not maintain effective controls”, please discuss the weaknesses in your disclosure controls and procedures, as that term in defined in Rule 13a-15(e). Further, explain the specific steps that the company has taken, if any, to prevent such ineffectiveness from recurring in the future. We may have additional comments.

Response: The above quoted disclosure in the 10-KSB/A and 10-Q related to the disclosure controls and procedures was inadvertently in error , thus incorrect and not consistent with the conclusions of the independent consulting firm engaged by management to assist with assessing our disclosure and procedures controls  Therefore the 10-KSB/A and 10-Q are amended to correct this clerical error with the following statement:

We carried out an evaluation, under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, of the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)). Based upon that evaluation, our principal executive officer and principal financial officer concluded that, as of the end of the period covered in this report, our disclosure controls and procedures were effective to ensure that information required to be disclosed in reports filed under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the required time periods and is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

Our management, including our principal executive officer and principal financial officer, does not expect that our disclosure controls and procedures or our internal controls will prevent all error or fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Due to the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected.

Schedule 14C filed June 16, 2008

General

2.
We note that on your cover page you indicate that as of the Record Date, there were 115,846,019 shares of your common stock outstanding. However, in your beneficial ownership table, as of December 31, 2007, there were 174,703,162 shares outstanding. Please explain what happened to the 58,857,143 shares that were outstanding as of December 31, 2007 that were no longer outstanding as of the Record Date. Further, if there are still 174,703,162 shares outstanding, please explain how written consent of holders of 70,338,251 shares obtained the requisite approval of shareholders to amend the articles of incorporation. Finally please explain how you obtained the consent of the additional shares necessary to achieve a majority.

Response: The statement on the cover page that there 115,846,019 shares were outstanding on the record date is correct.  When the written consent of the holders of 70,338,251 voting shares was obtained, the number of outstanding voting shares was 115,846,019.  Subsequent to the shareholder vote and the record date, additional shares were issued to bring the total to 177,350,630.  Therefore, we have amended the Beneficial Ownership table by adding an additional column to show the distribution of the shares and voting rightsboth before and after issuance of the additional shares.  The 2,647,468 increase in the number of shares from 174,703,162 reflected in the original Form 14C to 177,350,630 is the result of a recent warrant exercise.

Cover Page

3.
Please revise your Notice of Action to include a bullet point for each specific action to which holders of a majority of your outstanding voting interest provided their consent. For example, you do not mention the amendments to your bylaws in the Notice of Action, although they are discussed on page 6.

Response: The discussion preceding the bullet points has been revised to disclose that the Articles of Incorporation and bylaws were amended by the majority shareholders to effect the itemized changes to the corporate governance of the corporation.

Beneficial Ownership Table, page 1

4.
Please revise and clarify this table, keeping in mind our comment above. We note, for example that footnote 5 to this table does not correspond to Mr. Butler whatsoever, and that notwithstanding the reference in the table, there is no footnote 6.

Response: We have revised the table by adding an additional column in order to shown the percentages of ownership at the record date and a very recent date.  Additionally, we have included the omitted footnote 6.

Executive Compensation, page 2

5.	Please revise this section to include the required information under Item 402 of Regulation S-K. We note in particular the following:

•	The information included in the “All Other Compensation” column of your Summary Compensation Table for Mr. Butler does not coincide with the information provided in footnote 2 to the table; and

•	You provide a heading titled, “Narrative Disclosure to Summary Compensation Table”, but do not provide a narrative.

Response: This section includes the information by Item 402 of Regulation S-K and has been revised as follows:

•	The “All Other Compensation” and “Total” columns related to Mr. Butler and Mr. Chamberlain have been revised to be consistent with footnotes 2 and 1 respectively.

•	We have revised the title to read: “Summary Compensation Table” in response to your comment.

•	We have also amended our 10K/A to revise Item 10 to be consistent with the revised information in this Form 14C

Employment Agreements, page 3

6.
Please explain and clarify Mr. Capotosto’s employment agreement with Flotation Technologies, Inc., as there is no disclosure in your filing that discusses Flotation and your recent acquisition of such business. Please clarify whether or not such employment agreement survives your purchase of the business.

Response:  Mr. Capotosto is an employee of Flotation Technologies, Inc., a subsidiary acquired in June 2008.  He is not an executive officer or employee of Deep Down.  Therefore, we have deleted the reference to his employment agreement.

Amendment of Articles, page 4

7.
Provide an explanation for why the changes to your articles of incorporation and bylaws are necessary. Further, please clarify why you are amending your bylaws as well, even if such changes are for the purpose of conforming your bylaws to your amended articles of incorporation.

Response: Amendments to the articles of incorporation and bylaws are anti-takeover provisions designed to minimize the possibility of a sudden acquisition of control of the company which has not been negotiated with and approved by the board of directors.  Management believes this provides the shareholders assurance that an abrupt change in the board of directors will not occur, thereby providing continuity of the board of directors’ corporate culture, strategy and goals that result in enhanced shareholder value.  A statement to such effect has been added to the Information Statement.

Summary of Amendments, page 5

8.
Please revise you summary section to un-bundle each modification that is being made to your articles of incorporation. For example, please separate out each change that is being made to the structure and makeup of your board of directors to provide a clear and concise summary of the changes being made. Further we refer you to comment number 3 and ask that you ensure that the disclosure here corresponds with the revised disclosure your notice of action. Finally, we note that the first and last paragraphs in this section appear to be duplicative.

Response: We have reorganized the section “Summary of Amendments” by renaming the subtitles to be more specific, separating the amendments to the articles from amendments to the bylaws and deleting the redundant paragraph.

The company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

/s/ Robert L. Sonfield, Jr.

Robert L. Sonfield, Jr.
Managing Director